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                               May 2, 2024

       Michael Huseby
       Chief Executive Officer
       Barnes & Noble Education, Inc.
       120 Mountain View Blvd
       Basking Ridge, NJ 07920

                                                        Re: Barnes & Noble
Education, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 23,
2024
                                                            File No. 001-37499

       Dear Michael Huseby:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that the Rights Offering, in conjunction with the Purchase Agreement, Term
                                                        Credit Agreement and
Private Investment, together contemplate the issuance of at least
                                                        1.8 billion shares of
common stock. Please revise your disclosure throughout the proxy statement to clearly
quantify the total number of shares that could be issued as a result of the aforementioned
transactions. Refer to Item 11(a) of Schedule 14A. Additionally,
                                                        please revise to also
quantify the estimated potential dilutive impact of such transactions.
                                                        Please provide enough
information so that investors understand the impact of approving the proposals
articulated in preliminary proxy statement.
 Michael Huseby
FirstName  LastNameMichael
Barnes & Noble  Education, Inc.Huseby
Comapany
May  2, 2024NameBarnes & Noble Education, Inc.
May 2,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Sean Donahue